September 4, 2025

E. Will Gray, II
Chief Executive Officer
New Era Energy & Digital, Inc.
4501 Santa Rosa Drive
Midland, TX 79707

        Re: New Era Energy & Digital, Inc.
            Amendment No. 1 to Registration Statement on Form S-1
            Filed August 20, 2025
            File No. 333-288790
Dear E. Will Gray II:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1
Cover Page

1. Please revise your disclosure to accurately describe the securities to be registered in this offering. In this regard, we note your cover page disclosure that this prospectus relates to the offer and sale by the selling security holders of up to 2,456,639,868 shares of common stock is inconsistent with your cover page disclosure and disclosure elsewhere that this prospectus relates to a secondary offering of 2,363,320,394 shares of common stock.
 September 4, 2025
Page 2
Risk Factors
We may not have access to the full amount available under the EPFA, page 24

2. We note you disclose that the number of shares registered in this offering statement is insufficient to cover all of the shares you may elect to sell to ATW AI LLC under the
       EPFA. Please revise to disclose the total number of shares issuable under the EPFA and any related assumptions.
The issuances of additional shares of Common Stock under the EPFA and pursuant to the conversion the Notes and the exercise of the Warrants, page 24

3. Please expand this risk factor, or add a new risk factor, to address potential dilution from the reset provision that could adjust upward the number of common shares underlying the Notes and Investor Warrants. The risk factor should disclose the maximum number of shares that may be issuable upon conversion of the Notes and exercise of the Investor Warrants. In this regard, we note your disclosure that you may reduce the floor price of the Notes and the Warrant Floor Price to any amount set forth in a written notice to ATW AI II LLC, provided that any such reduction will be irrevocable and will not be subject to increase thereafter.
Plan of Distribution, page 67

4. We note you entered into the Fourth Amended and Restated Equity Purchase Finance
       Agreement with ATW AI LLC, a selling shareholder, on August 12, 2025. Please revise to disclose that ATW AI LLC is an underwriter. Refer to Securities Act
       Sections Compliance and Disclosure Interpretation 139.13.
Exhibits

5. Please have counsel file a revised legality opinion that clarifies that the 5,750,000 shares of common stock underlying the 11.500,000 redeemable warrants are being offered on a primary basis and that defines the number of shares being registered in connection with each overlying security consistent with the prospectus cover page.
6. We note that executed versions of certain exhibits have not been filed. Please ensure that signed and executed versions of all agreements, including any information that has been omitted or placed in brackets, are filed as exhibits to your registration statement.
General

7. We note that the shares of common stock registered for resale under this registration statement, if issued, would exceed the number of shares currently authorized for issuance and your disclosure that you intend to file, and mail to your stockholders, notice of a special meeting of shareholders and a proxy statement requesting approval of (i) an amendment to your amended and restated articles of incorporation to increase the total authorized shares of capital stock for 250,000,000 to 3,005,000,000, consisting of 3,000,000,000 shares of common stock and 5,000,000 shares of preferred stock, and in compliance with Nasdaq Listing Rule 5635(d), the issuance of more than 20% of the your issued and outstanding common stock pursuant to the
       EPFA. We further note you filed a proxy statement on Schedule 14A on August 18,
 September 4, 2025
Page 3

       2025. Please confirm to us that you will not request acceleration of the effective date of this registration statement until you have obtained shareholder approval such that you have sufficient authorized shares to conduct the offering. In addition, please update your disclosure throughout the prospectus to discuss and reflect the special meeting and the increase of authorized shares, in the "Risk Factors" and "Description of Securities" sections.
8. We note your disclosures that the Notes and Investor Warrants are subject to floor price resets and that you may reduce the floor price for the Notes and the Warrant
       Floor Price to any amount set forth in a written notice to ATW AI LLC, provided that any such reduction will be irrevocable and will not be subject to increase thereafter. If material, please revise your cover page and Summary to highlight the maximum number of shares that could be issued upon conversion of the Notes and exercise of the Investor Warrants.
       Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Alexandria Kane